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                              AMEDIA NETWORKS, INC.
                                  2 Corbett Way
                           Eatontown New Jersey 07724

                                                                   June 20, 2006

Mr. Daniel Lee
Securities and Exchange Commission
Washington, DC

                    Re: Amedia Networks, Inc. (the "Company")
                         Schedule 14A filed May 31, 2006
                                File No. 0-22055

Dear Sir:

         Reference is made to the Staff's comment letter dated June 9, 2006 with respect to the Company's above referenced filing. Set forth below are the Company's responses to the comments included in the Staff's letter. The paragraph reference numbers below correspond to the paragraph number reference in the comment letter.

         1. The Company has provided the requested tabular disclosure relating to the shares outstanding, reserved and available for issuance before and after the proposed increase in authorized shares of the Company's common stock par value $0.001. The disclosure has been inserted in the text under Proposal No. 2 in the Company's definitive proxy statement (the "Definitive Proxy Statement").

         2. The Company Board has provided the requested disclosure under Proposal No.2 in the Company's Definitive Proxy Statement. Except to the extent qualified in such disclosure, there are no anti-takeover provisions in the Company's certificate of incorporation or bylaws and the Company has no plans or proposals to adopt any provisions to its certificate of incorporation or bylaws or enter into other arrangements that may have material anti-takeover consequences

         In connection with the above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (ii) the staff's comments or changes to the Company's disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           /s/ Frank Galuppo

                                           Frank Galuppo
                                           President and Chief Executive Officer